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                       [LETTERHEAD OF FTP SOFTWARE, INC.]



[FTP SOFTWARE LOGO]

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
Contact:  Cheryl L. K. Boland           Jill LeBallister Dudka        Constance Mazelsky
          Manager, Investor Relations   Manager, Public Relations     Public Relations
          FTP Software, Inc.            FTP Software, Inc.            Lois Paul & Partners
          508-685-4000 ext 6955         508-685-4000 ext 6458         617-238-5700
          Internet: cboland@ftp.com     jld@ftp.com                   constance_mazelsky@lpp.com

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       FTP SOFTWARE, INC. ANNOUNCES FORMATION OF STRATEGIC BUSINESS UNITS

ANDOVER, MASS JULY 17, 1997 - FTP Software, Inc. (Nasdaq: FTPS) today announced the restructuring of its business into three strategic business units. The company had announced on June 16, 1997, its intention to realign its business into three strategic business units that address specific market opportunities. The company stated that its strategic business units are as follows:

- The VIP Network(TM) Applications Business Unit--develops and markets desktop and web-based network application solutions including its award-winning 32-bit Network Access Suite applications.

- The IP Technology Business Unit--develops and markets the company's server based connectivity solutions, including its Internet Gateway products, as well as its other IP technology components.

- The Agent/Directory Business Unit--advanced technology business unit developing next generation network administration and management applications based on FTP software's leading edge Java agent and directory technologies.

Commenting on the realignment of the company into business units, FTP Software's Chairman and Chief Executive Officer Glenn C. Hazard, said, "These strategic business units allow us to focus our effort and resources in those areas that provide the most benefit to our customers. Each business unit has its unique mission and market niche and is being created from the ground up, based on an economic model that will be matched against its current market opportunity."

Mr. Hazard further commented, "To create a path toward a successful future for these three business units and return the company to a more solid financial position, we have taken significant actions to align our resources appropriately."




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FTP Software Announces Completion of Business Units, page 2/2



The company announced that financial results for the third quarter ending September 30, 1997 will include a pretax charge for the restructuring announced today in the range of $13 to $16 million, or $.38 to $.47 per share. This charge will account for a reduction in the company's worldwide workforce of approximately 38%, consolidation of facilities and a reduction of other associated physical assets, in anticipation of the business units' requirements. The company expects to substantially complete the planned actions associated with this charge by the end of the third quarter.

The company also announced that it expects to report second quarter revenue in the range of $17.4 to $17.8 million with a loss from continuing operations before taxes in the range of $13.7 to $14.2 million. The company previously had announced that it would not meet its internal expectations for the second quarter ended June 30, 1997. Final second quarter revenue results will be published on July 23, 1997.

The company noted that each of the above forward-looking statements concerning FTP Software's corporate restructuring, the vision for its business units and their potential is subject to change, based on various important factors, including, without limitation, changes in the market and competition. These forward-looking statements are subject to the risk factors identified today and in documents which are available through the SEC. Additional information on potential factors that could affect the company's financial results is included in the company's annual report on Form 10-K and other documents filed with the Securities and Exchange Commission.

ABOUT FTP SOFTWARE, INC.

FTP Software, Inc. provides manageable and secure infrastructure software products, along with essential applications and services, that allow customers to create VIP Networks. Based on the premise that organizations manage people and their access privileges, the VIP Network enables customers to extend their network beyond traditional boundaries in a secure and manageable manner to encompass employees or associates anywhere, and to build enterprises to enable electronic commerce and virtual workgroups. FTP Software and its subsidiaries have a combined 17 years of leadership in developing and integrating business applications over TCP/IP networks. FTP Software may be contacted at (508) 685-3300 or at http://www.ftp.com.

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FTP Software is a registered trademark and VIP Network is a trademark of FTP
Software, Inc. Other trademarks, trade names, and registered trademarks are the property of their respective holders.